[redacted]

SECU[...] 14041013 SION

SEC
Mail Processing
Section

MAY 2 9 2014

Washington, DC
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SEC FILE NUMBER
8- 67514

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/13 (MM/DD/YY) AND ENDING 03/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLUE SAND SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15210 N. SCOTTSDALE ROAD, STE 250
(No. and Street)

SCOTTSDALE	AZ	85254
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK HORSMAN (212) 461-6004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PATRICK HORSMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLUE SAND SECURITIES, LLC, as of MARCH 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALEXANDER HORSMAN
Notary Public, State of Arizona
Maricopa County
My Commission Expires
April 30, 2017

Signature

MANAGING MEMBER

Title

5/28/14

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE SAND SECURITIES, LLC

FINANCIAL STATEMENT

MARCH 31, 2014

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

INDEPENDENT AUDITOR'S REPORT

To the Members
of Blue Sand Securities, LLC

We have audited the accompanying statement of financial condition of Blue Sand Securities, LLC as of March 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Blue Sand Securities, LLC as of March 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

May 14, 2014

BLUE SAND SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2014

ASSETS

Cash	$ 1,204,051
Accounts receivable	2,555,658
Prepaid expenses	16,183
Security deposit	15,540
Marketable securities, at estimated fair market value	1,200,000
Furniture and equipment, at cost less accumulated depreciation ($20,505)	484
Total assets	$ 4,991,916

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$ -
Accrued commissions	646,589
Security deposits payable	24,000
Total liabilities	670,589
Member's equity	4,321,327
Total liabilities and member's equity	$ 4,991,916

The accompanying notes are an integral part of these financial statements.

BLUE SAND SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2014

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was organized on August 30, 2006 as a Delaware limited liability company to conduct business as a registered broker-dealer under the Securities Exchange Act of 1934. As a limited liability company the members' liability is limited to their investment.

The Company is a third party marketer of hedge funds, introducing institutional and accredited investors to hedge funds with which the Company has entered into marketing agreements with. Each office location operated by the company, aside from its Texas office houses independent contractors, all of which are involved in the marketing of hedge funds. The Company's New York office also contains back office personnel. The CCO is located in the Texas office.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment

Acquisitions of furniture and equipment are recorded at cost. Improvements and replacements of furniture and equipment are capitalized. Maintenance and repairs that do not improve or extend the lives of furniture and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in the statements of income and retained earnings.

Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method.

Management's Review for Subsequent Events

Management had evaluated subsequent events through May 14, 2014, the date which the financial statements were available to be issued.

NOTE 2 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $1,180,052 at March 31, 2014, which exceeded required net capital of $44,706 by $1,135,346. The ratio of aggregate indebtedness to net capital at March 31, 2014 was 56.8%.

NOTE 3 - INCOME TAXES

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

NOTE 4 - OPERATING LEASE AGREEMENTS

The Company leases its office spaces under operating leases as follows:

The Company's office space leased in Arizona only provides for a month-to-month commitment of $750 per month in rent.

The Company's office space leased in Maryland only provides for a month-to-month commitment of $2,550 per month in rent.

The office space leased in New York City will expire in January 2016. The future minimum rental payments due under the lease are as follows:

Year Ending March 31,	Amount
2015	$308,551
2016	263,253
Total	$571,804

NOTE 4 - OPERATING LEASE AGREEMENTS (Continued)

A portion of the leased space in New York City is subleased to four unrelated parties under leases expiring at the same time as the Company's lease. The Company's lease expense will be offset by payments due under the subleases as follows:

Year Ending March 31,	Amount
2015	$323,544
2016	273,859
Total	$597,403

NOTE 5- CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

In the year ended March 31, 2014 the largest customer accounted for 69.6% of commission revenue and 84.6% of total accounts receivable as of March 31, 2014.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. At March 31, 2014, the Company had approximately $704,051 in excess of FDIC insured limits.

BLUE SAND SECURITIES, LLC

SUPPLEMENTARY SCHEDULES

FOR THE PERIOD ENDED MARCH 31, 2014

BLUE SAND SECURITIES, LLC

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

MARCH 31, 2014

Total ownership equity from statement of financial condition	$ 4,321,327
Total nonallowable assets from statement of financial condition	3,141,275
Net capital before haircuts on securities positions	1,180,052
Haircuts on securities	-
Net capital	1,180,052
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 670,589
Total aggregate indebtedness	$ 670,589
Percentage of aggregate indebtedness to net capital	56.8%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 44,706
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 44,706
Excess net capital	$ 1,135,346
Excess net capital at 1000%	$ 1,112,993

BLUE SAND SECURITIES, LLC

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 (X17A-5) AT MARCH 31, 2014

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED March 31, 2014	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT March 31, 2014
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 4,312,901	$ 8,426	$ 4,321,327
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	3,142,652	(1,377)	3,141,275
Haircuts on securities	-	-	-
Total deductions	3,142,652	(1,377)	3,141,275
Net capital	$ 1,170,249	$ 9,803	$ 1,180,052

SCHEDULE II

BLUE SAND SECURITIES, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

MARCH 31, 2014

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

BLUE SAND SECURITIES, LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

MARCH 31, 2014

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

BLUE SAND SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

MARCH 31, 2014

Blue Sand Securities, LLC is exempt from the reserve requirements of Rule 15c3-3 under section k(2)(ii) as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 is not applicable.